M&F

BUILDING FINANCIAL SUCCESS, ONE RELATIONSHIP AT A TIME







M&F Bancorp, Inc.

2001 ANNUAL REPORT

M&F BANCORP AND SUBSIDIARY CONSOLIDATED FINANCIAL HIGHLIGHTS

For the Year Ended	December, 31, 2001	December, 31, 2000	Increase (Decrease)	Percent Change
Income				
Net Income	$ 906,693	$ 902,258	$ 4,435	.49%
Dividends Declared	$ 273,192	$ 273,192	$ –	–%
Payout Ratio (Dividends/Net Income)	30.13%	30.28%	(.15)%	(.49)%
Return on Average Assets	0.55%	0.57%	(.02)%	(3.51)%
Return on Average Equity	5.12%	5.44%	(.32)%	(5.88)%
Per Share				
Net Income	$ 1.06	$ 1.06	$ –	–%
Cash Dividends Declared	.32	.32	–	–%
Book Value	$ 20.91	$ 20.74	$ .17	.82%
Average Common Share Outstanding	853,725	853,731	(6)	–%
Balance Sheet Data At Year End (Thousands)				
Assets	$ 168,096	$ 166,961	$ 1,135	6.80%
Deposits	135,383	135,146	237	.18%
Loans (net)	120,380	112,805	7,575	6.72%
Investment Securities	30,326	31,044	(718)	(2.31)%
Shareholders' Equity	17,853	17,706	147	.83%

Annual Meeting: The Annual Meeting of Shareholders of M&F Bancorp, Inc. a North Carolina Corporation, will be held in the auditorium of the M&F Bank Corporate Center, 2634 Chapel Hill Blvd., Durham N.C. on Tuesday, April 30, 2002 at 10:00 a.m. All shareholders are cordially invited to attend.

Transfer Agent: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, N. Y. 10007, Telephone 1-800-937-5449.

Form 10-KSB: On the written request of any shareholder of record as of March 18, 2002, the Company will provide to said shareholder, without charge, a copy of the Company's Annual Report on Form 10-KSB, including the financial statements and all schedules as required to be filed with the Securities Exchange Commission under the Securities Exchange Act of 1934.

All requests should be sent to: Lee Johnson, Jr., President/CEO, M&F Bancorp, Inc., Post Office Box 1932, Durham, North Carolina 27702-1932.

For additional information about M&F Bancorp, Inc., please contact Lee Johnson, Jr., President/CEO, Elaine Small, Vice President, or Fohliette W. Becote, Secretary/Treasurer, at 919-683-1521.

TOTAL ASSETS (in millions)


200
150
100
50
0
1997
1998
1999
2000
2001

TOTAL SHAREHOLDERS' EQUITY (in millions)


18
17
16
15
14
1997
1998
1999
2000
2001

NET INCOME (in thousands)


1500
1000
500
0
1997
1998
1999
2000
2001

TABLE OF CONTENTS

Awarded June 1, 1990 through September 30, 2001

A Message To Our Shareholders

THE UNDAUNTED AMERICAN SPIRIT

The year 2001 will forever remain in the conscience of Americans and citizens around the world. The indelible impressions left as a result of the incidents on September 11th and the subsequent war on terrorism make us all more aware of the value of freedom and democracy, and the importance of national security as well as our own personal security. All of us at M&F Bancorp want to express our appreciation to those who sacrificed themselves for their fellow countrymen. We express our heartfelt sympathy to all those who were impacted by these tragic events. True to the formidable and heroic spirit of America, we will forge ahead—united as one.



Lee Johnson, Jr.
President and CEO

"M&F BANCORP ACHIEVED SOLID EARNINGS GROWTH, EXPANDED ITS LOAN PORTFOLIO AND SIGNIFICANTLY REDUCED ITS LEVEL OF NONPERFORMING ASSETS."

ANNUAL RESULTS

The difficulties facing our nation in 2001 were mirrored by challenges confronting community banks. An unprecedented decline in interest rates, which was orchestrated by the Federal Reserve through its eleven interest rate reductions during the year, exerted significant pressure on net interest margins at many community banks. The pressure on earnings from lower net interest margins was aggravated by the weakening economy, which served to reduce overall loan demand. Not surprisingly, the weakening economy likewise contributed to an increase in overall delinquencies at many community banks. Given this backdrop, I am gratified to inform you that in 2001, M&F Bancorp achieved solid earnings growth, expanded its loan portfolio and significantly reduced its level of nonperforming assets.

Net income in 2001 increased to approximately $907,000, or $1.06 per share, versus approximately $902,000, or $1.06 per share, in 2000. While net interest income declined



approximately 7%, the Company achieved excellent growth in noninterest income which helped offset the negative effect of the compressed net interest margins. Additionally, noninterest expense actually *declined* approximately 4%, which represented savings of more than $280,000. The progress in the noninterest income and expense areas greatly contributed to the increase in overall profitability.

Just as significantly, the Company made great strides in reducing nonperforming assets during the year. At the end of the year 2000, nonperforming assets totaled $4.6 million, which was higher than normal for the Company. By implementing more rigorous underwriting criteria, selling foreclosed assets, conducting independent credit reviews and taking a proactive approach to charging off some of these problem credits, we reduced our 2001 year-end level of nonperforming assets to $1.6 million. We were especially pleased with this improvement given our continued growth in the loan portfolio, which increased nearly 7% during the year.

Overall, we are quite proud of the results that the Company achieved in 2001, particularly in light of the challenging economic environment. We attribute much of this success to our approach, which is based on relationship banking. With the support of our employees and shareholders we will continue to work together toward accomplishment of our goals.

Lee Johnson, Jr.

"WITH THE SUPPORT OF OUR EMPLOYEES AND SHAREHOLDERS WE WILL CONTINUE TO WORK TOGETHER TOWARD ACCOMPLISHMENT OF OUR GOALS."

President and CEO

"M&F BANK - WE'RE BUILDING FINANCIAL SUCCESS, ONE RELATIONSHIP AT A TIME"

This statement is the essence of our mission at M&F Bank. We believe that each customer relationship is special. We are committed to our customers—not just as customers, but as individuals—to whom we will provide quality products and services. We strive to be an operationally efficient, high-performance bank where customer satisfaction is the norm and not the exception. Not only do we want to exceed our customers' expectations, we want to astound them with our high level of performance and results.

We are committed to providing our employees with career development and an excellent work environment demonstrating clear responsibilities and accountabilities. Finally, we encourage community involvement from all of our employees.

In short, M&F Bank strives to be responsive to the needs of our valued customers. Supporting the financial success of the communities in which we do business is a key practice in our overall corporate philosophy. When our customers succeed, so do we.

LOOKING AHEAD

We are consistently laying the foundation for change. Although change never comes easy, we have a revitalized outlook and strategy to accomplish growth. We will be aggressive in our pursuit of increased market share and increased profitability.

Consistent with this outlook, we recognize that more and more of our customers are turning to technology to accomplish their banking and financial goals. That's why we're regularly upgrading and instituting more systems to create user-friendly, technology -based banking services.

Our Internet banking services currently allow customers to pay bills, transfer funds and view account information online. Electronic statements (E-Statements) allow customers to receive a digital readout of their monthly statements, and check images can be sent utilizing electronic mail. As we move ahead, we will increase

CARING ABOUT THE COMMUNITY

We are only as successful as the communities we serve. Besides the corporate sponsorships and contributions made by the Bank, the employees of M&F Bank demonstrate this cornerstone of our mission through their personal involvement in the towns, cities and counties where we live and work.

M&F employees:

- Volunteer with Boys and Girls Clubs of America
- Volunteer with local YMCAs
- Promote financial education in elementary grades through the Teach Children to Save and America's Promise programs
- Participate in career days at public schools
- Are board members on numerous nonprofit, community-oriented organizations
- Participate in Red Cross blood drives
- Participate in American Diabetes Association Walk for Diabetes
- Are active members in fraternities, sororities, and other service organizations

Continuous Improvement of Service for our Customers

M&F Bank strives to meet as many individual and business needs as possible. Not only do we endeavor to respond quickly to changing economic times, we are more proactive in developing products and services in anticipation of future trends.


M&F

In 2001 M&F Bank released two new checking accounts, a Community Checking Account and a Collegiate Checking Account. Community Checking was developed for nonprofit and civic organizations (such as neighborhood associations, church auxiliaries, etc.) with simple financial needs. The Collegiate Checking Account was designed for full-time students needing basic checking services. It offers a low minimum balance without sacrificing extra banking features.


M&F

Three additional accounts are under development and are scheduled to be available in the near future. Two of these products are premium packaged checking accounts, and are targeted to customers seeking value-added services and a full contingent of other banking services. A commercial sweep account offers eligible businesses more flexibility in managing cash flow while offering competitive interest rates.

All of these products complement our vision statement by supporting individual needs, understanding and responding to the business environment, and ensuring delivery of unparalleled customer service.

M&F Bank:
"The Vision is Clear!"

OUR VISION STATEMENT

Our vision is to be the premier community bank in our markets - one that's responsive to the needs of customers and employees, utilizes cutting-edge technology to enhance service, and actively participates in the communities we serve.

OUR CORE VALUES

Honesty and Integrity

Profitability and Prudent Philanthropy

Teamwork and Professionalism

Knowledge and Expertise

Respect and Appreciation

Excellent Customer Service

Community Orientation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF BUSINESS

Based in Durham, North Carolina, M&F Bancorp, Inc. is the holding company for Mechanics and Farmers Bank, a state chartered commercial bank that was organized in 1907. The holding company was established in 1999 through a tax-free exchange of M&F Bancorp, Inc. common stock for existing shares of Mechanics and Farmers Bank common stock. The Bank provides a broad range of financial products and services through eight offices located in the North Carolina markets below:

Market	Number of Branches
Durham	3
Raleigh	2
Charlotte	2
Winston-Salem	1

SUMMARY

The following discussion, analysis of earnings and related financial data should be read in conjunction with the audited financial statements and related notes to the consolidated financial statements. It is intended to assist you in understanding the financial condition as of December 31, 2001 and 2000 and the results of operations for the years ended 2001, 2000 and 1999 for the Company and its subsidiary.

FORWARD-LOOKING STATEMENTS

When used in the Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or other similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or occurrences after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ASSET LIABILITY MANAGEMENT

Asset liability management activities are designed to ensure long-term profitability, minimize risk, and maintain adequate liquidity and capital levels. It is the responsibility of the Bank's Asset Liability Committee to set policy guidelines and to establish long-term strategies with respect to interest rate exposure and liquidity. That committee, which is comprised of the Bank's executive management and two outside directors, meets regularly to review the Bank's interest rate and liquidity risk exposures in relation to present and anticipated market and business conditions. The committee also establishes funding and balance sheet management strategies that are intended to ensure that the potential impact on earnings and liquidity are within acceptable levels.

Asset liability management is achieved through comprehensive planning processes, month-to-month analysis, yearly budgeting and long-range planning. Specific consideration is given to many variables, including but not limited to, interest rates, balance sheet volumes, and maturities of both the earning assets and all deposit categories and borrowings.

The interest rate sensitivity schedule is reflected in Table 1 Rate Sensitivity Analysis. This table reflects the Bank's interest sensitivity analysis as of December 31, 2001 and describes, at various cumulative intervals, the gap ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that management considers rate sensitive. When interest sensitive liabilities exceed interest sensitive assets, a negative interest sensitive gap results. This gap shows the additional amount of liabilities being repriced during a period over interest sensitive assets during the period. The gap is positive when the reverse situation occurs. As of December 31, 2001, the one-year cumulative interest sensitivity gap was negative $63,981 versus negative $56,407 at December 31, 2000; the ratio of the cumulative interest sensitivity gap as a percent of total earning assets was a negative 40.76 percent as of December 31, 2001, compared with a negative 35.57 percent as of December 31, 2000. This incremental change was due to an increase in interest sensitive liabilities which exceeded the growth in interest sensitive assets with maturities within the twelve month period. Investment securities decreased $718,000 and Federal Funds declined $5.0 million during 2001. Federal funds are temporary funds and subject to increases or decreases at any time.

LIQUIDITY

Liquidity reflects the Bank's ability to meet its funding needs, which includes the extension of credit, meeting deposit withdrawals, and generally to sustain operations. In addition to its level of liquid assets, many other factors affect a bank's ability to meet liquidity needs, including access to additional funding sources, total capital position and general market conditions.

Because a large portion of the bank deposits is payable upon demand, banks must protect themselves against liquidity risk through the maintenance of adequate funds which are liquid, or can readily be converted into liquid assets. The Bank provides for liquidity by three methods: core deposits, borrowings from the Federal Home Loan Bank, and borrowings from the Federal Reserve Bank. Total deposits were approximately $135,383,000 at December 31, 2001, with core deposits (deposits excluding certificates of deposits of $100,000 or more) of approximately $121,055,000. These figures compare to respective figures of $135,146,000 and $119,220,000 as of December 31, 2000. The Bank had advances outstanding at the Federal Home Loan Bank as of December 31, 2001 of $12,375,208. The Bank has the availability of an additional $7.0 million from the Federal Home Loan Bank. The Bank also has a line of credit of $3,558,682 established at the Federal Reserve Bank available to meet liquidity. The Bank has not experienced a liquidity problem in the past, nor does it anticipate any problem in the future.

On December 31, 2001, the Bank's liquidity ratio was 24.16 percent.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to the Consolidated Financial Statements beginning on page 27. Certain accounting policies require us to make significant estimates and assumptions which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

We believe the following is a critical accounting policy that requires management's judgment in making significant estimates and assumptions that are particularly susceptible to significant change.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

For a more detailed discussion on the allowance for possible loan losses, see "Table 7. Non-accrual, Past Due," "Table 8. Loan Loss and Recovery Experience," "Table 9. Allocation of the Allowance for Loan Losses" on pages 16-18 and "Allowance for Possible Loan Losses" in Note A to the Consolidated Financial Statements ("Significant Accounting Policies") on page 27, of the Company's Form 10-KSB for the year ended December 31, 2001.

2001 COMPARED WITH 2000

Operating Income

Interest and fees on loans decreased $157,220 or 1.58 percent during 2001. Total interest and dividends decreased 1.58 percent from $12,011,286 to $11,699,056 which was the result of the significant reductions in the interest rates. Interest and dividends on investment securities were $1,548,333, a 16.94 percent decrease from the $1,864,121 earned in 2000. Interest on federal funds sold and interest-bearing deposits increased to $353,931 in 2001 from $193,153 in 2000, which represented an increase of 83.23 percent.

Interest expense from deposits increased $170,340 to $3,717,574 in 2001, a 4.80 percent increase from interest expense on deposits of $3,547,234 in 2000 due primarily to an increase in average deposits during 2001 over 2000. Interest on borrowed funds increased $59,451 from the 2000 level of $569,794 or 10.43 percent. The increase in this account compared with 2000 is due to interest expense on a $1.9 million Community Investment Program funds advance from the Federal Home Loan Bank at 7.26 percent with a scheduled maturity of July 16, 2018 which was outstanding for the full year in 2001 compared to approximately six months in 2000.

Provisions for possible loan losses decreased $16,500 from the prior year's amount of $627,552 to $611,052, a decrease of 2.63 percent. This decrease is primarily attributable to a decrease in non-performing loans.

Service charges on deposit accounts increased $180,692 or 14.73 percent from $1,226,610 in 2000 to $1,407,302 in 2001. The increase was the result of an increase in volume of activity of current customers. In 2001, income from other categories was $410,798, an increase of 10.25 percent from $372,599 in 2000. The majority of the increase in the category was attributed to increased rental income resulting from full occupancy of the corporate facility. Changes in other miscellaneous income are included in this income category and, therefore, subject this account to wide fluctuations.

Other Expenses

Other expenses, which are primarily comprised of noninterest expense items, decreased 3.66 percent to $7,369,592 from $7,649,657 in 2000. Personnel costs, which include salaries, bonuses and employee benefits, decreased 1.23 percent to $4,365,391 from $4,419,668 in 2000. The reduction in personnel costs was largely due to the reduction in incentive compensation for 2001 which was $31,057 compared to $112,745 for 2000. Occupancy expense decreased $63,887 or 10.98 percent from the level in 2000. The decrease in occupancy expense was the result primarily of lower security costs. Equipment expense of $552,849 reflected a decrease of $78,827 or 12.48 percent from 2000. The reduction was due to a reduction in the maintenance costs on equipment. Data processing expense increased 1.13 percent to $302,156 in 2001. Miscellaneous other expenses decreased 5.27 percent to $1,201,579 in 2001 from $1,268,417 in 2000. This category is comprised of many other operating expense accounts that had minor increases/ decreases, the net of which represents the decrease in the other expense category.

2000 COMPARED WITH 1999

Operating Income

Interest and fees on loans increased $1,225,369, or 14.04 percent, resulting in total interest income of $12,011,286. Loan growth primarily contributed to this improvement. Interest and dividends on investment securities were $1,864,121, an 0.38 percent decrease from the $1,871,187 earned in 1999. The increase was primarily attributable to an increase in the average balance on tax-exempt securities. Interest on federal funds sold and interest-bearing deposits decreased to $193,153 in 2000 from $258,813 in 1999, which represented a decline of 25.37 percent.

Interest expense from deposits increased $442,805 to $3,547,234 in 2000, a 14.26 percent increase from interest expense on deposits of $3,104,429 in 1999 due to an increase in average deposits and rates during 2000 over 1999. Interest on borrowed funds increased $89,158 from the 1999 level of $480,636 or 18.55 percent. The increase in this account compared with 1999 is due to interest expense on the $1.9 million Community Investment Program funds advance from the Federal Home Loan Bank at 7.26 percent with a scheduled maturity of July 16, 2018.

Provisions for possible loan losses increased $383,247 from the prior year's amount of $244,305 to $627,552, an increase of 156.87 percent. This increase is primarily attributable to an increase in nonperforming loans. Net interest income after the provision for possible loan losses was $7,266,706 for the year ended December 31, 2000, an increase of $237,433, or 3.38 percent, from the 1999 level of $7,029,273.

Service charges on deposit accounts remained relatively flat over 1999. In 2000, income from other categories was $372,599, a decrease of 6.63 percent from $399,059 in 1999. Changes in other miscellaneous income are included in this income category and, therefore, subject this account to wide fluctuations.

Other Expenses

Other expenses, which are primarily comprised of noninterest expense items, increased 5.78 percent to $7,649,657 from $7,231,406 in 1999. Personnel costs, which include salaries, bonuses and employee benefits, increased 17.79 percent to $4,419,668 from $3,752,317 in 1999. Occupancy expense increased $47,175 or 8.83 percent from the level in 1999. Equipment expense of $631,676 reflected an increase of 10.35 percent from $572,455 in 1999. Upgrades in equipment and ATM service contracts contributed to increased maintenance costs during the year. Data processing expense decreased 30.48 percent to $298,790 in 2000, with that decrease largely related to the Bank's decreased expenditures on leased processing equipment. Contributions decreased $189,597 to $32,944 in 2000 from $222,541 in 1999. The decrease in contributions was primarily attributable to a donation made in 1999 to the North Carolina Institute of Minority Development to facilitate the sale of the Bank's former home office building. Miscellaneous other expenses decreased 5.83 percent to $1,268,417 in 2000 from $1,346,939 in 1999. This category is comprised of many other operating expense accounts that had minor increases or decreases, the net of which represents the decrease in the other expense category. Several component accounts within this category had significant increases.

FIVE-YEAR SUMMARY

Financial Condition Data at December 31,	2001	2000	1999	1998	1997
Assets	$ 168,096,297	$ 166,960,664	$ 157,744,370	$ 153,965,311	$ 130,900,038
Total Investment Securities	30,325,700	31,044,082	32,477,214	34,162,302	31,111,231
Loans receivable, net	120,380,413	112,804,835	103,559,855	94,317,569	89,237,575
Deposits	135,383,213	135,146,259	129,529,153	125,293,823	113,341,772
Other Borrowings	12,375,208	11,895,273	10,000,000	10,000,000	
Shareholders' Equity	17,853,344	17,706,249	16,299,350	16,496,856	15,522,972

Operating Data for the Years Ended December 31, Operating Income:	2001	2000	1999	1998	1997
Total Interest and Dividend Income	11,669,056	12,011,286	10,858,643	10,439,791	9,699,503
Total Interest Expense	4,346,819	4,117,028	3,585,065	3,353,961	3,086,978
Net Interest Income	7,352,237	7,894,258	7,273,578	7,085,830	6,612,525
Loan Loss Provision	611,052	627,552	244,305	392,035	206,131
Total Other Income	1,818,100	1,599,209	1,625,650	1,560,954	1,463,891
Total Other Expenses	7,369,592	7,649,657	7,231,406	6,585,226	6,133,477
Income Before Income Tax Expense	1,189,693	1,216,258	1,423,517	1,669,523	1,736,808
Income Tax Expense	283,000	314,000	353,000	455,499	533,000
Net Income	$ 906,693	$ 902,258	$ 1,070,517	$ 1,214,024	$ 1,203,808
Per Share Data: Net Income - Basic and Diluted	$ 1.06	$ 1.06	$ 1.25	$ 1.42	$ 1.41
Cash Dividends Declared	$ 0.32	$ 0.32	$ 0.35	$ 0.52	$ 0.49
Weighted-Average Common Shares Outstanding	853,725	853,731	853,820	853,830	853,830

TABLE 1. RATE SENSITIVITY ANALYSIS

(Dollars In Thousands)	3 Months or Less	4 to 12 Months	Maturities Total Within 12 Months	Over 12 Months	Total
Interest Earning Assets					
Loans	$ 7,484	$ 14,245	$ 21,729	$ 100,580	$ 122,309
Investment Securities	7,888	4,624	12,512	17,814	30,326
Federal Funds Sold	–	–	–	–	–
Interest-Bearing Deposits	4,327	–	4,327	–	4,327
Total Interest-Earning Assets	$ 19,699	$ 18,869	$ 38,568	$ 118,394	$ 156,962
Percent of Total Interest-Earning Assets	12.55%	12.02%	24.57%	75.43%	100.00%
Cumulative Percent of Total Interest Earning-Assets	12.55%	24.57%	24.57%	100.00%	
Interest-Bearing Liabilities					
Time Deposits $100,000 or More	$ 4,692	$ 8,280	$ 12,972	$ 1,356	$ 14,328
Savings, Now and Money Market Deposits	62,227	–	62,227	–	62,227
Other Time Deposits	12,788	14,540	27,328	5,915	33,243
Borrowed Funds	5	17	22	11,853	11,875
Total Interest-Bearing Liabilities	$ 79,712	$ 22,837	$ 102,549	$ 19,124	$ 121,673
Percent of Total Interest-Bearing Liabilities	65.51%	18.77%	84.28%	15.72%	100.00%
Cumulative Percent of Total Interest-Bearing Liabilities	65.51%	84.28%	84.28%	100.00%	
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities (Gap Ratio)	24.71%	82.62%	37.61%	619.09%	129.00%
Cumulative Ratio of Interest-Earning Assets to Interest-Bearing Liabilities (Cumulative Gap Ratio)	24.71%	37.61%	37.61%	129.00%	
Interest Sensitivity Gap	$ (60,013)	$ (3,968)	$ (63,981)	$ 99.270	$ 35.289
Cumulative Interest Sensitivity Gap	(60,013)	(63.981)	(63,981)	35,289	
Cumulative Interest Sensitivity Gap as a Percent of Total Interest-Earning Assets	(38.23)%	(40.76)%	(40.76)%	22.48%	

During periods of rising interest rates, the Bank's rate-sensitive assets cannot be repriced as quickly as its rate sensitive liabilities. Thus, the Bank's net interest income will generally decrease. In periods of declining interest rates, the opposite effect would be expected to occur.

TOTAL DEPOSITS (in millions)



140
130
120
110
100
1997
1998
1999
2000
2001

TOTAL LOANS (in millions)



120
100
80
60
40
20
0
1997
1998
1999
2000
2001

DIVIDENDS (per share)



0.8
0.6
0.4
0.2
0
1997
1998
1999
2000
2001

The following table reflects the average yields on assets and average costs of liabilities for the years ended December 31, 2001, 2000 and 1999. The average yields and costs are derived by dividing income or expense by the average balances of interest-earning assets and interest-bearing liabilities, respectively, for the periods presented.

TABLE 2. AVERAGE BALANCES AND NET INTEREST INCOME ANALYSIS

(Dollars In Thousands)	Year Ended December 31								
	2001			2000			1999		
	Average Balance	Average Rate	Amount Paid Or Earned	Average Balance	Average Rate	Amount Paid Or Earned	Average Balance	Average Rate	Amount Paid Or Earned
ASSETS									
LOANS (1)	$ 115,467	8.48%	$ 9,797	$ 109,103	9.12%	$ 9,954	$ 97,472	8.96%	$ 8,729
TAXABLE SECURITIES	20,926	5.36%	1,121	22,112	6.36%	1,407	22,654	5.97%	1,353
NON-TAXABLE SECURITIES	9,488	4.50%	427	10,316	4.43%	457	11,428	4.53%	518
FEDERAL FUNDS SOLD	103	1.94%	2	580	8.45%	49	3,694	4.76%	176
INTEREST-BEARING DEPOSITS	8,074	4.36%	352	2,228	6.46%	144	2,046	4.06%	83
TOTAL INTEREST-EARNING ASSETS	$ 154,058	7.59%	$ 11,699	$ 144,339	8.32%	$ 12,011	$137,294	7.91%	$ 10,859
CASH AND DUE FROM BANKS	4,994			5,241			5,477		
BANK PREMISES AND EQUIPMENT, NET	5,271			5,209			4,959		
OTHER ASSETS	569			2,168			3,339		
TOTAL ASSETS	$ 164,892		$ 11,699	$ 156,957		$ 12,011	$151,069		$ 10,859
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEMAND	$ 20,011	0.55%	$ 110	$ 20,942	0.56%	$ 117	$ 21,127	0.60%	$ 127
SAVINGS	38,100	3.07%	1,170	36,779	3.22%	1,184	34,024	3.07%	1,044
TIME DEPOSITS	47,472	5.14%	2,438	42,731	5.26%	2,246	42,113	4.59%	1,933
BORROWED FUNDS	11,949	5.26%	629	11,036	5.16%	570	10,045	4.79%	481
TOTAL INTEREST BEARING LIABILITIES	$ 117,532	3.70%	$ 4,347	$ 111,488	3.69%	$ 4,117	$107,309	3.34%	$ 3,585
NON-INTEREST-BEARING DEPOSITS	26,911			26,738			25,103		
OTHER LIABILITIES	2,482			2,141			2,437		
SHAREHOLDERS' EQUITY	17,697			16,590			16,220		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 164,622		$ 4,347	$ 156,957		$ 4,117	$151,069		$ 3,585
NET INTEREST INCOME AND NET YIELD ON INTEREST-EARNING ASSETS		4.77%	$ 7,352		5.47%	$ 7,894		5.30%	$ 7,274
INTEREST RATE SPREAD		3.89%			4.63%			4.57%	

1Average loans, net of the allowance for possible loan losses and unearned income. These figures include non-accrual loans, the effect of which is to lower the average rates.

The following table analyzes the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between variations due to changes in volume and those due to changes in rates.

TABLE 3. VOLUME AND RATE VARIANCE ANALYSIS

(Dollars In Thousands)	2001 COMPARED TO 2000			2000 COMPARED TO 1999		
INTEREST INCOME ON INTEREST-BEARING ASSETS	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
LOANS	$ 618	$ (775)	$ (157)	$ 827	$ 399	$ 1,226
TAXABLE SECURITIES	(28)	(259)	(287)	124	(70)	54
NON-TAXABLE SECURITIES	(14)	(15)	(29)	(93)	31	(62)
FEDERAL FUNDS SOLD	254	(93)	161	(157)	91	(66)
TOTAL INTEREST INCOME	$ 830	$ (1,142)	$ (312)	$ 701	$ 451	$ 1,152
INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES						
TIME DEPOSITS $100M OR MORE	$ (79)	$ 47	$ (32)	$ 131	$ (13)	$ 118
SAVINGS, NOW, AND MONEY MARKET DEPOSIT	32	(53)	(21)	11	119	130
OTHER TIME DEPOSITS	230	(7)	223	57	138	195
OTHER BORROWINGS	(1)	60	59	89	–	89
TOTAL INTEREST EXPENSE ON TOTAL INTEREST-BEARING LIABILITIES	$ 182	$ 47	$ 229	$ 288	$ 244	$ 532

The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the two absolute variances. Income on nonaccrual loans is included in the volume and rate variance analysis table only to the extent that it represents interest payments received.

INVESTMENT SECURITIES

The investment portfolio is managed to provide a balance between liquidity and attractive yields. An increasing amount of emphasis is being placed on managing the interest rate risk of the Bank. Therefore, future investment activity will be influenced by the asset liability mix and maturity requirements of the Bank. The investment portfolio is categorized as "available for sale" and "held to maturity." The "available for sale" portion of the portfolio can be used to meet the liquidity needs of the Bank, while the "held to maturity" portion is intended primarily for investment purposes. On December 31, 2001, $28,239,158 or 93.12 percent of the Bank's portfolio was classified as available for sale.

Bank policy prohibits trading within the portion of the bond portfolio classified as "securities to be held to maturity." Additionally, more of the bonds in the "available for sale" portfolio have maturities of five years or greater and, therefore these securities are subject to greater market volatility than similar securities with maturities of two years or less. Tables 4 and 4.1 show maturities of investment securities held by the Bank at December 31, 2001, and 2000, respectively, along with weighted average yields.

TABLE 4. INVESTMENT PORTFOLIO MATURITY SCHEDULE 2001

AMORTIZED COST (Dollars In Thousands)	WITHIN ONE YEAR		AFTER ONE YEAR BUT WITHIN FIVE YEARS		AFTER FIVE YEARS BUT WITHIN TEN YEARS		AFTER TEN YEARS	
	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD
US GOVERNMENT AGENCIES	$ 5,672	5.18%	$ 4,152	5.26%	$ 0	0.00%	$ 0	0.00%
MORTGAGE-BACKED SECURITIES	614	6.14%	859	6.76%	0	0.00%	3,909	6.26%
STATE AND POLITICAL SUBDIVISIONS (1)	530	5.94%	1,647	6.48%	7,309	5.95%	0	0.00%
CORPORATE	999	5.23%	0	0.00%	3,194	3.08%	0	0.00%
OTHER(2)	0	0.00%	0	0.00%	0	4.47%	686	0.00%
TOTAL	$ 7,815	5.37%	$ 6,658	5.76%	$ 10,503	4.50%	$ 4,595	6.26%

1 Yield on tax-exempt investments has been adjusted to a taxable-equivalent basis using prevailing federal and state rates.
2Also includes items with no stated maturity.

TABLE 4.1 INVESTMENT PORTFOLIO MATURITY AS OF DECEMBER 2000

AMORTIZED COST (Dollars In Thousands)	WITHIN ONE YEAR		AFTER ONE YEAR BUT WITHIN FIVE YEARS		AFTER FIVE YEARS BUT WITHIN TEN YEARS		AFTER TEN YEARS	
	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD
US TREASURY	$ 500	6.50%	$ 0	0	$ 0	0.00%	$ 0	0.00%
US GOVERNMENT AGENCIES	500	5.20%	7,750	5.92%	1,000	7.03%	0	0.00%
MORTGAGE-BACKED SECURITIES	0	0.00%	0	0.00%	0	0.00%	5,839	6.90%
STATE AND POLITICAL SUBDIVISIONS (1)	0	0.00%	1,935	7.72%	1,524	7.12%	6,030	7.07%
CORPORATE	0	0.00%	0	0.00%	0	0.00%	4,162	7.26%
OTHER (2)	0	0.00%	0	0.00%	0	0.00%	714	0.00%
TOTAL	$ 1,000	5.85%	$ 9,685	6.28%	$ 2,524	7.09%	$ 16,745	6.75%

1 Yield on tax-exempt investments has been adjusted to a taxable-equivalent basis using prevailing federal and state rates.
2Also includes items with no stated maturity.

LOAN PORTFOLIO

Total loans outstanding on December 31, 2001 were $122,309,239, an increase of 6.42 percent from the $114,925,625 in loans at December 31, 2000. Competition for loan originations remained intense in our markets in 2001, with many institutions targeting the Bank's traditional markets because of their need to improve their community reinvestment ratings. The Bank's increase in total loans outstanding was primarily due to marketing to small businesses, churches and loan participations with other banks.

The Bank maintains a diversified mix of loans, as can be seen in the table below. Commercial loans are spread throughout a variety of industries, with loans to churches accounting for approximately 35.60 percent of the commercial loan portfolio and no other particular industry group or related industries accounting for a significant portion of the commercial loan portfolio. Real estate loans include mortgages for construction, land development, permanent financing and other purposes and are residential and other properties.

As of December 31, 2001, approximately $71,564,000, or 58.51 percent of the loan portfolio, was comprised of commercial, financial and agricultural loans, an increase from 56.24 percent in the same category at the end of 2000. Real estate mortgages also had increased totaling 34.28 percent of the loan portfolio, up from 29.68 percent at the end of 2000. The other categories of loans, real estate construction and installment loans to individuals, represented 1.13 percent and 6.09 percent, respectively, of the loan portfolio as of December 31, 2001, compared to 7.38 percent and 6.69 percent, respectively, as of December 31, 2000. The Bank has no foreign loans. Loans made to directors, officers and other related parties to the Bank totaled $1,711,000 at December 31, 2001. New loans to such parties totaled $734,000 while repayments totaled $53,000 during 2001.

At December 31, 2001, the Bank had outstanding loan commitments of approximately $16,279,000, compared to $23,047,000 at the end of 2000. Historically, only a small percentage of these lines have been activated. Management believes that it has adequate liquidity to satisfy funding requests under these commitments. The following Table 5 describes the Bank's loan portfolio composition. On such date, total fixed rate loans maturing more than one year on December 31, 2001 were $84,525,000 and total floating rate loans were $11,267,000.

TABLE 5. LOAN PORTFOLIO COMPOSITION

(Dollars In Thousands)	DECEMBER 31,									
	2001	%	2000	%	1999	%	1998	%	1997	%
COMMERCIAL, FINANCIAL, AND AGRICULTURAL	$ 71,563	58.50%	$ 64,638	56.24%	$ 57,654	54.78%	$ 51,665	53.93%	$ 41,910	46.22%
REAL ESTATE-CONSTRUCTION	1,377	1.13%	8,486	7.39%	4,844	4.60%	747	0.78%	3,495	3.85%
REAL ESTATE- MORTGAGE	41,926	34.28%	34,112	29.68%	35,087	33.34%	36,493	38.09%	38,010	41.92%
INSTALLMENT LOANS TO INDIVIDUALS	7,443	6.09%	7,690	6.69%	7,658	7.28%	6,899	7.20%	7,261	8.01%
TOTAL	$122,309	100.00%	$114,926	100.00%	$ 105,243	100.00%	$ 95,804	100.00%	$ 90,676	100.00%

TABLE 6. LOAN MATURITIES-FIXED RATES

FIXED RATES (Dollars In Thousands)	ONE YEAR OR LESS	AFTER ONE YEAR THROUGH FIVE YEARS	AFTER FIVE YEARS	TOTAL
COMMERCIAL, FINANCIAL, AND AGRICULTURAL	$ 14,723	$ 36,490	$ 5,747	$ 56,960
REAL ESTATE-CONSTRUCTION	82	22		104
REAL ESTATE-MORTGAGE	2,055	13,351	25,900	41,306
INSTALLMENT LOANS TO INDIVIDUALS	1.190	3,013	2	4,205
TOTALS	**$ 18,050**	**$ 52,876**	**$ 31,649**	**$ 102,575**

TABLE 6.1 LOAN MATURITIES-FLOATING RATES

FLOATING RATES (Dollars In Thousands)	ONE YEAR OR LESS	AFTER ONE YEAR THROUGH FIVE YEARS	AFTER FIVE YEARS	TOTAL
COMMERCIAL, FINANCIAL, AND AGRICULTURAL	$ 6,394	$ 7,057	$ 1,153	$ 14,604
REAL ESTATE-CONSTRUCTION	1,273			1,273
REAL ESTATE-MORTGAGE9	75	476	69	620
INSTALLMENT LOANS TO INDIVIDUALS	725		2,512	3,237
TOTALS	$ 8,467	$ 7,533	$ 3,734	$ 19,734

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

A loan is placed on non-accrual status when, in management's judgment, the collection of interest income becomes doubtful. Interest receivable that has been accrued in prior years and is subsequently determined to have doubtful collectibility is charged to the appropriate interest income account. Interest on loans that are classified as non-accrual is recognized when received. Past due loans are loans whose principal or interest is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms. Non-accrual loans during the year's end decreased approximately $2,361,000 as a result of the company selling collateral in a foreclosure sale for total proceeds of $1,965,000 resulting in a loss of $489,823. The loss had been previously reserved and included in the allowance for possible loan losses. The following table summarizes the Bank's nonaccrual loans, past due loans and restructured loans at the dates indicated.

TABLE 7. NONACCRUAL, PAST DUE, AND RESTRUCTURED LOANS

	December 31,				
(Dollars In Thousands)	2001	2000	1999	1998	1997
NON-ACCRUAL LOANS	$ 434	$ 2,795	$ 518	$ 539	$ 622
ACCRUING LOANS PAST DUE 90 DAYS OR MORE	263	475	1,300	1,163	1,790
RESTRUCTURED LOANS	914	1,329	725		
TOTAL	$ 1,611	$ 4,599	$ 2,543	$ 1,702	$ 2,412

At December 31, 2001 and 2000, nonaccrual, past due, and restructured loans were approximately 1.32 percent and 4.00 percent, respectively, of the total loans outstanding on such dates. Nonaccrual and restructured loans decreased significantly in 2001. Management continues to work towards reducing the level of delinquencies through enhanced collection efforts and adherence to sound loan underwriting procedures. However, due to the uncertainties regarding trends in consumer credit and credit worthiness, it is not possible for us to accurately estimate the future impact of charge-offs in any of our loan categories.

Charge-offs totaled $907,000 in 2001, or $854,000 net of recoveries. The amount of interest from non-accrual loans that would have been earned for 2001, 2000, and 1999, was $54,000, $128,900, and $63,900, respectively. These amounts are not included in income. Interest paid and included in income on non-accrual loans was $41,000, $62,335, and $2,969 for 2001, 2000, and 1999, respectively.

Management considers the allowance for possible loan losses adequate to cover loan losses on the loans outstanding as of each reporting period. It must be emphasized, however, that the determination of the allowance using the Bank's procedures and methods rests upon various assumptions such as delinquency ratios, adversely classified loans, five year average charge-off history, loan growth, the current ratio of outstanding loans to the allowance for loan losses and future factors affecting loans. No assurance can be given that the Bank will not, in any particular period, sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for possible loan losses or future charges to earnings.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by management to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. Loans measured by fair value of the underlying collateral are commercial loans, others consist of small balance homogenous loans and are measured collectively. The Bank classifies a loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. At December 31, 2001 and 2000, the recorded investment in loans that are considered to be impaired, totaled approximately $1,611,000 and $4,599,000, respectively. The average recorded balance of impaired loans during 2001 and 2000 was $3,318,000 and $4,058,000 at December 31, 2001 and 2000, respectively. The related allowance for loan losses for these loans was $205,000 and $584,000 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, the Bank recognized interest income on those impaired loans of approximately $41,000, $62,000 and $3,000, respectively.

Management realizes that general economic trends greatly affect loan losses, and no assurances can be made that further charges to the loan loss allowance may not be significant in relation to the amount provided during a particular period or that further evaluation of the loan portfolio based on conditions then prevailing may not require sizable additions to the allowance, thus necessitating similarly sizable charges to operations. The allowance for loan losses was 1.23%, 1.53% and 1.28% of net loans outstanding at December 31, 2001, 2000 and 1999, respectively, which was consistent with both management's desire for strong reserves and the credit quality ratings of the loan portfolio. The ratio of net charge-offs during the year to average loans outstanding during the period were 0.74%, 0.20% and .05% at December 31, 2001, 2000 and 1999, respectively. These ratios reflect management's conservative lending, and effective efforts to recover credit losses.

The following table summarizes the Bank's balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category, and additions to the allowance that have been charged to expenses for years 1997 through 2001.

TABLE 8. LOAN LOSS AND RECOVERY EXPERIENCE

(Dollars In Thousands)	Year Ended December 31, 2001	2000	1999	1998	1997
ALLOWANCE FOR POSSIBLE LOAN LOSSES AT BEGINNING OF YEAR	$ 1,748	$ 1,342	$ 1,150	$ 1,089	$ 1,304
LOANS CHARGED OFF:					
COMMERICAL, FINANCIAL & AGRICULTURAL	623	113	41	116	93
REAL ESTATE CONSTRUCTION	0	0	0	0	0
REAL ESTATE-MORTGAGE	182	36	3	0	20
INSTALLMENT LOANS TO INDIVIDUALS	102	189	127	283	326
TOTAL CHARGE-OFFS	907	338	171	399	439
RECOVERIES OF LOANS PREVIOUSLY CHARGED OFF:					
COMMERICAL, FINANCIAL, AND AGRICULTURAL	7	26	13	26	5
REAL ESTATE CONSTRUCTION	0	0	0	0	0
REAL ESTATE-MORTGAGE	14	11	0	0	0
INSTALLMENT LOANS TO INDIVIDUALS	32	79	106	42	13
TOTAL RECOVERIES	53	116	119	68	18
NET CHARGE-OFFS	854	222	52	331	421
ADDITIONS TO THE ALLOWANCE CHARGED TO EXPENSE	611	638	244	392	206
ALLOWANCE FOR LOAN LOSSES AT END OF YEAR	$ 1,505	$ 1,748	$ 1,342	$ 1,150	$ 1,089
RATIO OF NET-CHARGE OFFS DURING YEAR TO AVERAGE OUTSTANDING LOANS DURING YEAR	0.74%	0.20%	0.05%	0.35%	0.49%

The following table sets forth the composition of the allowance for loan losses by type of loan at December 31 of the years indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

TABLE 9. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2001		2000		1999		1998		1997	
(Dollars In Thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
COMMERCIAL, FINANCIAL AND AGRICULTURAL	$ 650	58.50%	$ 1,151	56.24%	$ 312	54.78%	$ 503	53.93%	$ 266	46.22%
REAL ESTATE-CONSTRUCTION	5	1.13%	24	7.39%	15	4.60%	2	0.78%	31	3.85%
REAL ESTATE-MORTGAGE	449	34.28%	305	29.68%	299	33.34%	276	38.09%	333	41.92%
INSTALLMENT LOANS TO INDIVIDUALS	261	6.09%	177	6.69%	290	7.28%	261	7.20%	317	8.01%
UNALLOCATED	140	0.00%	91	0.00%	426	0.00%	108	0.00%	142	0.00%
TOTAL	$ 1,505	100.00%	$ 1,748	100.00%	$ 1,342	100.00%	$ 1,150	100.00%	$ 1,089	100.00%

DEPOSITS

Total deposits as of December 31, 2001 were approximately $135,383,213 compared to $135,146,259 at the end of 2000, an increase of $236,954 or .18 percent. Savings accounts, demand deposits, and time deposits of less than $100,000 are considered core deposits by the Bank. The Bank continued its marketing effort to increase this stable source of funds.

Core deposits totaled $121,055,000 at the end of 2001, versus $119,220,000 at the end of 2000. Increased efforts to extend the maturities of our deposit structure had minimal impact during 2001. As reflected in Table 1, Rate Sensitivity Analysis, approximately 84.28 percent of interest-bearing liabilities deposits can be repriced in one year or less. This maturity structure contributes greatly to the negative gap or mismatch of assets and liabilities and contributes to an increased interest rate risk for the Bank.

The Bank is committed to offering a wide range of competitively priced deposits. Our savings account rate has remained competitive. The average amounts and rates of deposits for the years ended December 31, 2001, 2000, and 1999 are summarized below. The Bank has no foreign deposits.

TABLE 10. AVERAGE DEPOSITS

	Year Ended December 31,					
	2001		2000		1999	
(Dollars In Thousands)	AVERAGE AMOUNT	AVERAGE RATE	AVERAGE AMOUNT	AVERAGE RATE	AVERAGE AMOUNT	AVERAGE RATE
INTEREST-BEARING DEMAND DEPOSITS	$ 20,011	0.55%	$ 20,942	0.57%	$ 21,127	0.60%
SAVINGS DEPOSITS	38,100	3.07%	36,779	3.22%	34,024	3.07%
TIME DEPOSITS	47,472	5.14%	42,731	5.26%	42,113	4.59%
TOTAL INTEREST-BEARING DEPOSITS	105,583	3.52%	100,452	3.53%	97,264	3.19%
NON-INTEREST BEARING DEPOSITS	26,911	0.00%	26,738	0.00%	25,103	0.00%
TOTAL DEPOSITS	$ 132,494	2.80%	$ 127,190	2.75%	$ 122,367	2.53%

A substantial portion of the Bank's deposit base is in time deposits with little dependence on deposits of $100,000 or more, which tend to be less stable. The time deposits are principally non-business certificates of deposit and individual retirement accounts. Deposits of state and local governments and municipal entities are collateralized by investment securities. The Bank does not purchase brokered deposits.

The following table is a maturity schedule of time deposits as of December 31, 2001.

TABLE 11. TIME DEPOSIT MATURITY SCHEDULE

(Dollars In Thousands)	3 MONTHS OR LESS	4 TO 6 MONTHS	7 TO 12 MONTHS	OVER 12 MONTHS	TOTAL
TIME CERTIFICATES OF DEPOSIT OF $100,000 OR MORE	$ 4,692	$ 4,680	$ 3,600	$ 1,356	$ 14,328
TIME CERTIFICATES OF DEPOSIT LESS THAN $100,000	12,788	7,916	6,624	5,915	33,243
TOTAL	$ 17,480	$ 12,596	$ 10,224	$ 7,271	$ 47,571

SHAREHOLDERS' EQUITY AND DIVIDENDS

The Bank is subject to a North Carolina State banking capital requirement of at least five percent of total assets. In addition, the Bank is subject to the capital requirements of the Federal Deposit Insurance Corporation ("FDIC").

The FDIC requires the Bank to maintain a (i) Tier 1 capital to risk-weighted assets ratio of 4.00 percent, (ii) a total capital to risk-weighted assets ratio of 8.00 percent and (iii) a leverage ratio of 4.00 percent. At December 31, 2001 and December 31, 2000, the Bank had capital to total assets ratios of 11.37 percent and 11.36 percent, respectively, Tier 1 capital to risk-weighted assets ratios of 13.91 percent and 13.86 percent, respectively, total capital to risk-weighted assets ratios of 15.60 percent and 15.63 percent, respectively and leverage ratios of 10.29 percent and 10.48 percent, respectively. Shareholders' equity, which consists of common stock, surplus and retained earnings provides all of the Company's capital.

As of December 31, 2001, there were 853,725 shares of common stock outstanding which were held by approximately 1,220 shareholders of record on March 1, 2002, not including persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. There is no established market for the Company's common stock, excluding limited sporadic quotations, although the Company's common stock is quoted over-the-counter through the National Daily Quotation System "pink sheets" published by the National Quotation Bureau, Inc.

The table below shows the stock prices of the Company stock for the previous eight quarters. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The stock prices noted below have been adjusted to reflect the three-for-two stock split effective January 21, 2000, which was announced in December 1999.

2001	Quarter 1	Quarter 2	Quarter 3	Quarter 4
HIGH	$ 10.38	$ 10.59	$ 13.00	$ 10.80
LOW	$ 10.25	$ 10.17	$ 10.38	$ 10.50
CLOSE	$ 10.41	$ 10.41	$ 10.50	$ 10.80

2000	Quarter 1	Quarter 2	Quarter 3	Quarter 4
HIGH	$ 17.50	$ 17.25	$ 14.13	$ 10.00
LOW	$ 16.00	$ 14.13	$ 10.00	$ 8.50
CLOSE	$ 17.00	$ 14.13	$ 10.00	$ 8.50

The dividends that may be paid by the Bank to the Company, as the Bank's sole shareholder, are subject to legal limitations. Dividends may not be paid unless the Bank's capital surplus is at least fifty percent of its paid-in capital. In addition, the Bank may not pay dividends when it is insolvent or would become insolvent as a result of the payment or when the payment would reduce its capital below regulatory capital requirements.

Cash dividends declared per share for each period are shown in the table below.

DIVIDENDS DECLARED

	2001	2000	1999
March	$ .08	$ .08	$ .130
June	.08	.08	.073
September	.08	.08	.073
December	.08	.08	.073

The following table shows return on average assets (net income divided by average assets), return on average equity (net income divided by average shareholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders' equity to assets ratio (average shareholders' equity divided by average total assets) for each of the years listed below.

TABLE 12. RETURN ON ASSETS AND EQUITY

	2001	2000	1999
RETURN ON AVERAGE ASSETS	0.55%	0.57%	0.71%
RETURN ON AVERAGE EQUITY	5.12%	5.44%	6.60%
DIVIDEND PAYOUT	30.13%	30.28%	27.92%
AVERAGE SHAREHOLDERS' EQUITY TO AVERAGE ASSETS	10.73%	10.57%	10.74%

The following table sets forth the relationship of significant components of the Company's balance sheet at December 31, 2001 and 2000.

TABLE 13. DISTRIBUTION OF ASSETS AND LIABILITIES

ASSETS (Dollars In Thousands)	2001 AMOUNT	PERCENT	2000 AMOUNT	PERCENT
LOANS (NET)	$ 120,380	71.61%	$ 112,805	67.56%
INVESTMENT SECURITIES	30,326	18.04%	31,044	18.59%
FEDERAL FUNDS SOLD/INT. BEARING DEPOSITS	4,327	2.57%	5,000	2.99%
TOTAL EARNINGS ASSETS	$ 155,033	92.22%	$ 148,849	89.14%
CASH & DUE FROM BANKS	$ 5,488	3.27%	$ 10,599	6.35%
BANK PREMISES & EQUIPMENT	5,141	3.06%	5,391	3.23%
OTHER ASSETS	2,434	1.45%	2,122	1.28%
TOTAL ASSETS	$ 168,096	100.00%	$ 166,961	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEMAND DEPOSITS	$ 25,585	15.22%	$ 29,932	17.93%
SAVINGS, NOW & MMDA	62,227	37.02%	60,757	36.39%
TIME DEPOSITS $100,000 OR MORE	14,328	8.52%	15,926	9.54%
OTHER TIME DEPOSITS	33,243	19.78%	28,531	17.09%
TOTAL DEPOSITS	$ 135,383	80.54%	$ 135,146	80.95%
BORROWED FUNDS	$ 12,375	7.36%	$ 11,895	7.12%
ACCRUED EXPENSES & OTHER LIABILITIES	2,485	1.48%	2,214	1.33%
TOTAL LIABILITIES	$ 150,243	89.38%	$ 149,255	89.40%
SHAREHOLDERS' EQUITY	17,853	10.62%	17,706	10.60%
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 168,096	100.00%	$ 166,961	100.00%

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of the Company is responsible for the preparation of all financial statements, related financial data and other information in this report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgment where appropriate. Financial information appearing in this annual report is consistent with the financial statements.

The Company's accounting system and related internal accounting controls are designed to provide reasonable assurances that transactions are authorized and recorded in accordance with established procedures, that assets are safeguarded, and that proper and reliable records are maintained. The purpose of these procedures is to ensure that we meet our responsibility for the fairness and integrity of these financial statements.

Our internal auditors constantly monitor internal controls and coordinate audit coverage with our independent certified public accountants.

The Audit Committee of the Board of Directors meets regularly with management, the internal auditor and the independent certified public accountants to review matters relating to financial reporting, internal accounting control and the nature, extent and results of our audit efforts.

Our financial statements have been audited by Deloitte & Touche LLP, independent auditors, who render an independent professional opinion on the Company's financial statements. Their appointment was recommended by the Audit Committee, approved by the Board of Directors, and ratified by the shareholders. Their audit provides an objective assessment of the degree to which the Company's management meets its responsibility for financial reporting.

* * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
M&F Bancorp, Inc. and Subsidiary
Durham, North Carolina

We have audited the accompanying consolidated statements of condition of M&F Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial condition of M&F Bancorp, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Raleigh, North Carolina
January 11, 2002

CONSOLIDATED STATEMENTS OF CONDITION

Assets December 31,	2001	2000
Cash and Amounts Due from Banks (Notes B and M):	$ 9,815,086	$ 10,599,125
Federal Funds Sold		5,000,000
Total Cash and Cash Equivalents	9,815,086	15,599,125
Investment Securities (Notes C and M):		
Securities available for sale at fair market value (amortized cost of $27,484,273 and $27,839,279 at December 31, 2001 and 2000, respectively)	28,239,158	28,929,776
Securities to be held to maturity at amortized cost (fair value of $1,445,057 and $1,426,217 at December 31, 2001 and 2000, respectively)	1,412,742	1,412,306
Federal Home Loan Bank Stock, at cost	673,800	702,000
Total Investment Securities	30,325,700	31,044,082
Loans (Notes D, J, M and N)	122,309,239	114,925,625
Less:		
Allowance for possible loan losses (Note E)	1,505,404	1,747,748
Deferred loan fees	423,422	373,042
Net Loans	120,380,413	112,804,835
Interest Receivable (Note D)	949,782	1,037,739
Income Taxes Receivable (Note I)	498,156	197,071
Premises and equipment, net (Note F)	5,141,090	5,391,120
Foreclosed real estate, net	132,734	162,732
Deferred income taxes, net (Note I)	508,000	399,000
Prepaid expenses and other assets	345,336	324,960
TOTAL	**$ 168,096,297**	**$ 166,960,664**

Liabilities and Shareholders' Equity	2001	2000
Liabilities:		
Deposits (Notes G and M):		
Demand	59,897,379	62,429,372
Passbook savings	27,915,066	28,260,102
Certificates	47,570,768	44,456,785
Total Deposits	135,383,213	135,146,259
Borrowed Funds (Notes D, J, and M)	12,375,208	1,895,273
Accrued Expenses and Other Liabilities (Note K)	2,484,532	2,212,883
Total Liabilities	150,242,953	149,254,415
Commitments and contingencies (Notes F and H)		
Shareholders' Equity (Notes L and O):		
Common stock, no par value at December 31, 2001 and 2000, respectively, authorized 5,000,000 shares; issued and outstanding 853,725 shares at December 31, 2001 and 2000, respectively	5,998,353	5,998,353
Retained earnings	11,614,54	110,981,040
Accumulated other comprehensive income, net of tax effect of $256,728 in 2001 and $370,769 in 2000 (Notes I and K)	240,450	726,856
Total Shareholders' Equity	17,853,344	17,706,249
TOTAL	**$ 168,096,297**	**$ 166,960,664**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2001	2000	1999
Interest and Dividend Income -			
Interest and fees on loans (Note D)	$ 9,796,792	$ 9,954,012	$ 8,728,643
Interest and dividends on investment securities:			
Taxable	1,120,702	1,407,350	1,352,860
Tax-exempt	427,631	456,771	518,327
Other interest income	353,931	193,153	258,813
Total Interest and Dividend Income	11,699,056	12,011,286	10,858,643
Interest Expense:			
Deposits (Note G)	3,717,574	3,547,234	3,104,429
Borrowed funds (Note J)	629,245	569,794	480,636
Total Interest Expense	4,346,819	4,117,028	3,585,065
Net Interest Income	7,352,237	7,894,258	7,273,578
Provision for Possible Loan Losses (Note E)	611,052	627,552	244,305
Net Interest Income after Provision for Possible Loan Losses	6,741,185	7,266,706	7,029,273
Other Income:			
Service charges on deposit accounts	1,407,302	1,226,610	1,226,591
Other service charges, commissions and fees	145,478	138,920	108,796
Net gain (loss) on sales of available-for-sale securities	(7,742)	(28,627)	2,970
Rental Income	84,853	122,431	108,233
Other	188,209	139,875	179,060
Total Other Income	1,818,100	1,599,209	1,625,650
Other Expenses:			
Salary and employee benefits (Note K)	4,365,391	4,419,668	3,752,317
Occupancy costs (Note F)	517,845	581,732	534,557
Equipment expense (Note F)	552,849	631,676	572,455
Data processing	302,156	298,790	429,767
Contributions	50,350	32,944	222,541
Telephone	185,490	179,217	165,209
Armored car services	193,932	237,213	207,621
Other	1,201,579	1,268,417	1,346,939
Total Other Expenses	7,369,592	7,649,657	7,231,406
Income Before Income Tax Expense	1,189,693	1,216,258	1,423,517
Income Tax - Expense (Note I)	283,000	314,000	353,000
Net Income	**$ 906,693**	**$ 902,258**	**$ 1,070,517**
Weighted Average Shares Outstanding	**853,725**	**853,731**	**853,820**
Earnings Per Share - basic and diluted	**$ 1.06**	**$ 1.06**	**$ 1.25**
CASH DIVIDENDS DECLARED PER SHARE	**$ 0.32**	**$ 0.32**	**$ 0.35**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Number of Shares	Common Stock Amount	Capital Surplus	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity (Note O)
BALANCE, JANUARY 1, 1999	853,830	$ 2,846,100	$ 3,153,900		$ 916,563	$ 9,580,293	$ 16,496,856
Repurchase and retirement of common stock	(30)	(100)	(372)				(472)
Transfer of capital surplus		3,153,528	(3,153,528)				
Comprehensive income: Net income for year				$ 1,070,517		1,070,517	1,070,517
Other comprehensive loss net of tax effect of $499,655: Unrealized losses on securities, net of tax				(970,675)			
Reclassification adjustment				1,960			
Other comprehensive loss				(968,715)	(968,715)		(968,715)
Total comprehensive income				**$ 101,802**			
Cash dividends						(298,836)	(298,836)
BALANCE, DECEMBER 31, 1999	853,830	5,999,528			(52,152)	10,351,974	16,299,350
Repurchase and retirement of common stock	(75)	(1,175)					(1,175)
Comprehensive income: Net income for year				902,258		902,258	902,258
Other comprehensive income net of tax effect of $397,929: Unrealizedgains on securities, net of tax				(760,115)			
Reclassification adjustment				18,893			
Other comprehensive income				779,008	(968,715)		(968,715)
Total comprehensive income				**$ 1,681,266**			
Cash dividends						(273,192)	(273,192)
BALANCE, DECEMBER 31, 2000	853,725	5,998,353			726,856	10,981,040	17,706,249
Comprehensive income: Net income				906,693		906,693	906,693
Other comprehensive income net of tax effect of $114,109: Unrealized loss on AFS securities, net of tax				221,504			
Reclassification adjustment				7,194			
Net unrealized loss on securities				(228,698)			
Minimum pension liability adjustment				(257,708)			
Other comprehensive income				(486,406)	(486,406)		(486,406)
Total comprehensive income				**$ 420,287**			
Cash dividends						(273,192)	(273,192)
BALANCE, DECEMBER 31, 2001	853,725	$ 5,998,353	$		$ 240,450	$ 11,614,541	$ 17,853,344

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating Activities: Year Ended December 31,	2001	2000	1999
Net Income	$ 906,693	$ 902,258	$ 1,070,517
Adjustment to reconcile net income to net cash provided by operating activities: Provision for possible loan losses	611,052	627,552	244,305
Depreciation and amortization	415,989	415,534	363,988
Amortization on securities	(6,051)	(10,486)	8,078
Deferred income tax provision (benefit)	5,000	(147,000)	(60,000)
Loss (gain) on sale or disposal of assets	278	(1,000)	141,681
Loss (gain) on sale of available-for-sale securities	7,742	28,627	(2,969)
Loss on sale of foreclosed real estate			10,992
Donated property			201,774
Changes in operating assets and liabilities: Deferred loan fees	50,380	31,889	4,284
Interest receivable	87,957	(136,964)	(14,095)
Income taxes receivable	(301,085)	(74,300)	26,144
Prepaid expenses and other assets	(20,377)	361	(3,992)
Accrued expenses and other liabilities	506,745	(297,016)	(258,765)
Other	110	(3,306)	(344)
Net cash provided by operating activities	2,264,433	1,930,181	1,731,598
Investing Activities: Proceeds from sales and maturities of securities available for sale	10,583,073	4,692,432	13,807,244
Purchase of securities available for sale	(10,201,992)	(2,096,776)	(13,595,635)
Net increase in loans	(8,207,013)	(10,008,094)	(9,544,144)
Purchase of premises and equipment	(182,337)	(793,818)	(3,222,487)
Proceeds from sale of assets	16,100	1,000	532,167
Proceeds from sale of real estate owned			28,621
Net cash used in investing activities	(7,992,169)	(8,205,256)	(11,994,234)
Financing Activities: Net increase (decrease) in demand deposit and passbook savings	(2,877,029)	1,896,164	5,259,063
Net increase (decrease) in certificates of deposit	3,113,983	3,720,942	(1,023,733)
FHLB Borrowings		1,900,000	
Repayment of FHLB Borrowings	(20,065)	(4,727)	
Repurchase and retirement of common stock		(1,175)	(472)
Cash dividends	(273,192)	(273,192)	(298,836)
Net cash (used in) provided by financing activities	(56,303)	7,238,012	3,936,022
Increase (decrease) in cash and cash equivalents	(5,784,039)	962,937	(6,326,614)
Cash and cash equivalents, beginning of year	15,599,125	14,636,188	20,962,802
Cash and Cash Equivalents, End of Year	**$ 9,815,086**	**$ 15,599,125**	**$ 14,636,188**
Supplementary Cash Flow Information: Cash paid for interest	$ 4,412,337	$ 3,980,064	$ 3,538,315
Cash paid for income taxes	624,000	477,000	386,000
Significant Non-cash Transactions: Loans transferred to other real estate owned	$ 29,997	$ 103,322	$ 53,269
Contributions of fixed assets	$	$	$ 201,774

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

Bank Holding Company Formation - On September 1, 1999, pursuant to an Agreement of Reorganization and Plan of Exchange among M&F Bancorp, Inc. (the "Company") and Mechanics and Farmers Bank (the "Bank"), the Company acquired all the outstanding stock of the Bank as a result of the reorganization transaction. Under the terms of the agreement, each of the issued and outstanding shares of common stock of the Bank, $5 par value per share, was exchanged for one share of no par value common stock of the Company, in a statutory share exchange and reorganization transaction, resulting in shareholders owning the same number and percentage of shares in the Company as in the Bank, except for any nominal changes resulting from the elimination of dissenting shareholders. The Bank paid cash dividends of $850,179, $503,846 and $239,072 to the Company during 2001, 2000, and 1999, respectively.

Basis of Presentation - The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned Bank subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations - The Bank is a state chartered commercial bank with eight offices in North Carolina: three in Durham, two in Raleigh, two in Charlotte and one in Winston-Salem. The Bank operates in a single business segment and offers a wide variety of banking services and products.

Cash and Cash Equivalents - Substantially all of the cash and cash equivalents are comprised of highly liquid short-term investments that are carried at cost, which approximates market value. Cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities - The accounting for investment securities is dependent upon their classification as held to maturity, available for sale, or trading securities. Such securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Securities classified as available for sale and trading securities are carried at market value. At December 31, 2001 and 2000, the company did not have any securities classified as trading. Unrealized holding gains and losses for securities available for sale are reported as other comprehensive income. In order for the securities to qualify as securities held to maturity, the Bank must have both the positive intention and the ability to hold them to maturity. Management utilizes these criteria in determining the accounting treatment accorded such securities. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are adjusted to their fair value with the related write-downs included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans - The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout North Carolina. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Possible Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions at each year end. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for restructured loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, the fair value of the collateral if the loan is collateral dependent, or a combination of the above methods.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual non-restructured loans for impairment disclosures.

Financial Instruments - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and commercial letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. (See Note H.)

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization are computed by the straight-line and declining-balance methods and are charged to operations over the estimated useful lives of the assets, which range from 15 to 75 years for premises and 3 to 50 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter.

Foreclosed Real Estate - Real estate acquired through foreclosure is carried at the lower of cost or estimated net realizable value. There is no allowance for loss on foreclosed real estate at December 31, 2001 and 2000. In addition, no amounts were provided for losses on foreclosed real estate during 2001, 2000, or 1999.

Income Taxes - Deferred income taxes are provided on temporary differences between the financial statement carrying values and the tax bases of assets and liabilities (see Note I).

Earnings Per Share - Earnings per share are calculated on the basis of the weighted-average number of shares outstanding. There were no dilutive potential common shares outstanding for each of the three years in the period ended December 31, 2001.

Comprehensive Income - Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and minimum pension liability adjustments related to the company sponsored executive retirement plan, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

Presentation - Certain amounts for

1999 and 2000 have been reclassified to conform to the 2001 presentation.

New Accounting Pronouncements - The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of condition and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Bank adopted SFAS 133 effective January 1, 2001. The adoption of this statement was not material to the Company.

On July 2, 2001, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues". SAB 102 expresses the SEC's views on the development, documentation and application of a systematic methodology for determining the allowance for loan and lease losses in accordance with accounting principles generally accepted in the United States of America. A concurrent statement was also issued by the Federal Financial Institutions Examination Council ("FFIEC"). The Company believes that it is currently in compliance with the requirements of SAB 102.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

B. CASH AMOUNTS DUE FROM BANKS

The Federal Reserve and banking laws of North Carolina require certain banks to maintain average cash reserve balances in relation to specific percentages of its customers' deposits. At December 31, 2001, such requirement was $1,508,000, which was satisfied by useable vault cash of $2,333,467 and a Federal Reserve balance of $877,294.

C. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31 are as follows:

Securities available for sale:

	2001							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	9,823,840	$	174,327	$		$	9,998,167
Mortgage-backed securities		5,382,468		50,713				5,433,181
Corporate debt securities		4,192,980				(437,325)		3,755,655
Obligations of states and political subdivisions		8,072,943				(291,364)		7,781,579
Equity securities		12,042		1,258,534				1,270,576
TOTAL	$	27,484,273	$	1,483,574	$	(728,689)	$	28,239,158

Securities to be held to maturity:

	2001							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Obligations of states and political subdivisions	$	1,412,742		32,315				1,445,057

Securities available for sale:

	2000							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	9,749,524	$	23,210	$	(33,715)	$	9,739,019
Mortgage-backed securities		5,838,600		29,782		(18,432)		5,849,950
Corporate debt securities		4,161,874				(155,904)		4,005,970
Obligations of states and political subdivisions		8,077,239		46,111		(180,908)		7,942,442
Equity securities		12,042		1,380,353				1,392,395
TOTAL	$	27,839,279	$	1,479,456	$	(388,959)	$	28,929,776

Securities to be held to maturity:

	2000							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Obligations of states and political subdivisions	$	1,412,306	$	13,911	$		$	1,426,217

For the years ended December 31, 2001, 2000 and 1999, the Bank had gross realized gains of $-0-, $160, and $2,970, respectively, and gross realized losses of $7,742, $28,787, and $-0-, respectively, on sales of securities available for sale.

The scheduled maturities of securities to be held to maturity and securities available for sale at December 31, 2001 are as follows:

	Securities to be Held to Maturity				Securities Available for Sale			
		Amortized Cost		Fair Value		Amortized Cost		Fair Value
Due in one year or less	$	530,075	$	534,393	$	7,285,327	$	7,249,877
Due from one to five years		882,667		910,664		5,775,270		5,962,107
Due from five to ten years						10,502,896		9,829,092
Due after ten years						3,908,738		3,927,506
No stated maturity						12,042		1,270,576
TOTAL	$	1,412,742	$	1,445,057	$	27,484,273	$	28,239,158

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, are grouped based upon the final payment date. The mortgage-backed securities may mature earlier because of principal prepayments.

Investment securities having an aggregate par value of $16,575,000 and $17,375,000 at December 31, 2001 and 2000, respectively, were pledged as collateral to secure public funds on deposit and for other purposes as required by law.

D. LOANS

Loans at December 31 are summarized as follows:

		2001		2000
Commercial, financial and agricultural	$	71,563,612	$	64,638,255
Real estate construction		1,376,903		8,485,451
Real estate mortgage		41,925,703		34,112,237
Installment loans to individuals		7,443,021		7,689,682
TOTAL	$	122,309,239	$	114,925,625

At December 31, 2001 and 2000, the Bank had loans totaling approximately $697,000 and $3,270,000, respectively, that were contractually delinquent for 90 days or more, in a nonaccrual status or in process of foreclosure. Restructured loans at December 31, 2001 and 2000 totaled approximately $914,000 and $1,329,000, respectively. If income on non-accrual loans had been accrued, such income would have been approximately $54,000, $128,000 and $63,900 for 2001, 2000 and 1999, respectively. These amounts are not included in income. Interest collected and included in income on non-accrual loans was approximately $41,000, $62,000 and $3,000 for 2001, 2000 and 1999, respectively.

Qualifying first mortgage loans collateralize Federal Home Loan Bank ("FHLB") advances (see Note K).

E. ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowances for possible loan losses for the years ended December 31, are summarized as follows:

	2001	2000	1999
Balance at beginning of year	$ 1,747,748	$ 1,342,095	$ 1,149,857
Provision for possible loan losses	611,052	627,552	244,305
Loans charged off	(906,428)	(337,683)	(171,441)
Recoveries	53,032	115,784	119,374
Balance at end of year	**$ 1,505,404**	**$ 1,747,748**	**$ 1,342,095**

At December 31, 2001 and 2000, the Bank had impaired loans totaling approximately $1,611,000 and $4,599,000, respectively. At December 31, 2001 and 2000, the Bank had reserved $205,000 and $584,000, respectively, for impaired loans. At December 31, 2001 and 2000, no additional funds were committed to be advanced on impaired loans.

F. PREMISES, EQUIPMENT AND LEASES

Major classifications of premises and equipment at December 31 are summarized as follows:

		2001		2000
Land	$	102,359	$	102,359
Premises		6,189,412		6,088,513
Furniture, equipment and leasehold improvements		3,512,880		3,384,887
Construction in progress		45,651		56,091
Total		9,850,302		9,631,850
Less accumulated depreciation		(4,709,212)		4,240,730
Premises and equipment, net	**$**	**5,141,090**	**$**	**5,391,120**

The Bank leases premises and equipment under various operating lease agreements that provide for the payment of property taxes, insurance and maintenance costs. Generally, operating leases provide for one or more renewal options on the same basis as current rental terms. However, certain leases require increased rentals under cost of living escalation clauses. Certain of the leases also provide purchase options.

Future minimum lease commitments for noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

Year Ending December 31:	Amount
2002	$ 136,557
2003	132,909
2004	129,421
2005	114,383
2006	86,078
Thereafter	76,118
Total minimum payments	$ 675,466

Rent expense for all operating leases amounted to approximately $161,000 in 2001, $193,000 in 2000, and $337,000 in 1999.

G. DEPOSITS

Included in deposits are certificates of deposit of $100,000 or more of approximately $14,328,000 and $15,926,000 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, interest expense on certificates of deposit of $100,000 or more totaled approximately $776,000, $808,000, and $691,000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

2002	$ 40,299,292
2003	5,506,758
2004	1,128,429
2005	455,448
2006	180,841
Total Certificates	$ 47,570,768

H. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank has various commitments to extend credit which are not reflected in the financial statements. At December 31, 2001 and 2000, the Bank had outstanding loan commitments of approximately $16,279,000 and $23,047,000, respectively. Commitments under standby letters of credit amounted to approximately $110,000 and $135,000 at December 31, 2001 and 2000, respectively. These letters of credit represent agreements whereby the Bank guarantees to lend funds to customers up to a predetermined maximum amount.

The Bank approves lines of credit to customers through home equity and overdraft protection loans. At December 31, 2001 and 2000, in addition to actual advances made on such loans, the Bank's customers have available additional lines of credit on home equity and consumer overdraft protection loans in the amounts of approximately $709,000 and $924,000, respectively, and $715,000 and $904,000, respectively.

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

I. INCOME TAXES

The components of income tax expense for the years ended December 31 are summarized as follows:

	2001	2000	1999
Current tax provision	$ 278,000	$ 461,000	$ 413,000
Deferred tax (expense) benefit	5,000	(147,000)	(60,000)
Income tax expense	**$ 283,000**	**$ 314,000**	**$ 353,000**

Changes in deferred taxes of approximately $114,000, $398,000 and $500,000 related to unrealized gains and losses on securities available for sale during 2001, 2000 and 1999, respectively, were allocated to shareholders' equity in the respective years.

The approximate tax effect of each type of temporary difference at December 31, is summarized as follows:

	2001	2000
Deferred tax assets:		
Accrued pension expense	$ 357,890	$ 344,914
Bad debt reserve	384,556	466,953
Deferred loan fees	143,283	126,834
Interest on non performing loans	77,614	45,218
Deferred gain on foreclosed real estate	34,198	36,019
Other	4,073	3,388
TOTAL	**$ 1,001,614**	**$ 1,023,326**
Deferred tax liabilities		
Depreciation	$ (236,512)	$ (253,115)
Unrealized gain on securities available for sale, net	(256,660)	(370,769)
Prepaid expenses and other	(442)	(442)
TOTAL	**(493,614)**	**(624,326)**
NET DEFERRED TAX ASSETS	**$ 508,000**	**$ 399,000**

A reconciliation of income taxes computed for the years ended December 31 at the statutory federal income tax rate (34%) to the provision for income tax follows:

	2001	2000	1999
Income tax at statutory federal rate	$ 404,496	$ 413,528	$ 485,913
Effect of tax exempt interest income	(139,207)	(151,876)	(174,559)
Other, net	17,711	52,348	41,646
TOTAL	**$ 283,000**	**$ 314,000**	**$ 353,000**

J. BORROWED FUNDS

Borrowed funds at December 31 are summarized as follows:

	2001	2000
Fixed-rate advances from the Federal Home Loan Bank: Advance maturing October 8, 2008, 4.64%	$ 10,000,000	$ 10,000,000
Advance maturing July 16, 2018, 7.26%	1,875,208	1,895,273
Variable Advance from the Federal Home Loan Bank maturing January 3, 2002, 2.00%	500,000	
	$ 12,375,208	$ 11,895,273

The contractual maturities of borrowed funds are as follows:

Year Ending December 31:	Amount
2002	$ 521,992
2003	24,175
2004	26,574
2005	29,212
2006	32,111
Thereafter	11,741,144
Total	$ 12,375,208

The advance maturing July 16, 2018 requires quarterly principal repayments resulting in annual repayments.

Pursuant to collateral agreements with the Federal Home Loan Bank ("FHLB"), advances are secured by all stock in the FHLB and qualifying first mortgage loans. The Bank also periodically borrows funds on an overnight basis via advances from the Federal Reserve Bank and the purchase of Federal funds. At December 31, 2001, overnight borrowings outstanding were $500,000. There were no overnight borrowings outstanding at December 31, 2000. The maximum amount of variable advance outstanding during 2001 was $1,600,000.

K. RETIREMENT AND STOCK COMPENSATION PLANS

The Bank sponsors a noncontributory defined benefit pension plan (the "Plan") covering all employees who qualify under length of service and other requirements. Under the Plan, retirement benefits are based on years of service and average earnings.

The Bank's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Bank may determine to be appropriate.

The Plan's assets are invested in Flag Investor Mutual Funds by Intercarolina Financial Services.

The following sets forth the plan's funded status and amounts recognized in the statements of condition at December 31, 2001 and 2000.

RETIREMENT PLAN	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ (2,985,361)	$ (2,614,201)
Service cost	(59,601)	(51,595)
Interest cost	(208,371)	(197,601)
Actuarial loss	(63,153)	(124,684)
Benefits paid	74,112	2,720
Benefit obligation at end of year	(3,242,374)	(2,985,361)
Change in plan assets		
Fair value of plan assets at beginning of year	2,327,444	2,117,086
Actual return on plan assets	91,926	67,851
Employer contribution	165,256	145,227
Benefits paid	(74,112)	(2,720)
Fair value of plan assets at end of year	2,510,514	2,327,444
Funded status	(731,860)	(657,918)
Unrecognized net actuarial gain	340,780	180,718
Unrecognized prior service cost	(194,992)	(227,267)
Unrecognized transition Asset		31,289
Accrued Liability	**$ (586,072)**	**$ (673,178)**

Amounts Recognized in the Statement of Financial Condition Consist of:	2001	2000
Accrued benefit liability	$ (672,912)	$ (673,178)
Intangible Asset	-	-
Accumulated other comprehensive income	86,840	-
Net amounts recognized	**$ (586,072)**	**$ (673,178)**

Weighted-average assumptions as of December 31	2001	2000
Discount rate	7.00%	7.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	6.00%	6.00%

Net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 includes the following:

	2001	2000	1999
Service costs-benefits earned during period	$ 59,601	$ 51,595	$ 34,772
Interest cost on projected benefit obligation	208,371	197,601	184,811
Expected return on Plan assets	(188,835)	(178,328)	(145,613)
Net amortization and deferral	(987)	(985)	(985)
Net periodic pension cost	**$ 78,150**	**$ 69,883**	**$ 72,985**

The Bank sponsors a nonqualified Supplemental Executive Retirement Plan ("SERP"). The SERP, which is unfunded, provides certain individuals pension benefits, outside the Bank's noncontributory defined-benefit pension plan, based on average earnings, years of service and age at retirement. As a method of funding the benefits, the Bank has purchased life insurance in the aggregate amount of $521,976 covering all the participants in the SERP, with the Bank as beneficiary. The Bank intends to keep this life insurance in force indefinitely. During the year ended December 31, 2000, the Bank amended the SERP to increase benefits payable to certain executives.

EXECUTIVE RETIREMENT PLAN

	2001	2000
Change in benefit obligations		
Benefit obligation at beginning of year	$ (518,219)	$ (307,309)
Service cost	(8,855)	(3,502)
Interest cost	(50,801)	(35,007)
Amendments		(122,351)
Actuarial loss	(233,102)	(51,582)
Benefits paid	31,393	1,532
Benefit obligation at end of year	(779,584)	(518,219)
Change in plan assets		
Fair value of plan assets at beginning of year		
Employer contribution	31,393	1,532
Benefits paid	(31,393)	(1,532)
Fair value of plan assets at end of year		
Funded status	(779,584)	(518,219)
Unrecognized net actuarial gain (loss)	170,868	(23,868)
Unrecognized prior service cost	51,554	129,021
Accrued Liability	**$ (557,162)**	**$ (413,066)**
Amounts Recognized in the Statement of Financial Condition Consist of:	**2001**	**2000**
Accrued benefit liability	(779,584)	(514,546)
Intangible Asset	51,554	101,480
Accumulated other comprehensive income	170,868	
Net amounts recognized	**$ (557,162)**	**$ (413,066)**
Weighted-average assumptions as of December 31	**2001**	**2000**
Discount rate	7.00%	7.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	6.00%	6.00%

Net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 includes the following:

	2001	2000	1999
Service costs-benefits earned during period	$ 8,855	$ 3,502	$ 5,620
Interest cost on projected benefit obligation	50,801	35,007	21,561
Net amortization and deferral	15,834	75,293	(73)
Net periodic pension cost	**$ 75,490**	**$ 113,802**	**$ 27,108**

The Bank sponsors a 401(k) plan. Participation in the 401(k) plan is voluntary and employees become eligible after completing ninety days of service and attaining age 21. Employees may elect to contribute up to twelve percent of their compensation to the 401(k) plan. The Bank matches 100 percent of employee contributions up to six percent of each employee's. The 401(k) plan investments are managed by Intercarolina Financial Services. The Bank's contributions to the 401(k) plan was $147,707, $144,889 and $139,742 for 2001, 2000 and 1999, respectively.

The Company has a stock-based compensation plan, the Incentive Employee Stock Option Plan of 1999 (the "Option Plan") which is described below. The Company applies the intrinsic based method of accounting for the Option Plan. Accordingly, no compensation cost has been recognized in the consolidated financial statements for the Option Plan for the years ended December 31, 2001, 2000, and 1999. Had compensation cost for the Option Plan been determined based on the fair value at the grant dates for awards under that plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net Income	As reported	$ 906,693	$ 902,258	$ 1,070,517
	Pro forma	$ 888,107	$ 858,762	$ 1,008,942
Basic and diluted earnings per share	As reported	$ 1.06	$ 1.06	$ 1.25
	Pro forma	$ 1.04	$ 1.01	$ 1.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants awarded in 1999: dividend yield of 4.76 percent; expected volatility of 18.22 percent; risk free interest rate of 5.50 percent; and expected life of 5 years.

Under the Option Plan, the Company may grant up to 85,500 in options of shares of common stock to selected officers of the Company and the Bank. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options vest over 5 years based on years of service and become 100% vested at either age 55 with 30 years of service or at age 65.

A summary of the status of the Option Plan as of December 31, 2001, 2000, and 1999 and the changes during the years ending on those dates is presented below:

	2001		2000		1999	
Fixed Options	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	82,200	$ 15.67	82,200	$ 15.67	-	$ 15.67
Granted	-	-	-	-	82,200	-
Outstanding at end of year	82,200	$ 15.67	82,200	$ 15.67	82,200	$ 15.67
Options exercisable at end of year	56,640		48,120		28,200	
Weighted-average fair value of options granted during the year					$ 2.18	

At December 31, 2001, 2000 and 1999, 82,200 options outstanding under the Option Plan have an exercise price of $15.67 and a weighted-average remaining contractual life of 7.99 years, 8.99 years, and 9.99 years, respectively.

L. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2001, the most recent notification received from the Federal Deposit Insurance Corporation categorized the Bank was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table below.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars In Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to risk weighted assets)	$ 19,083	15.60%	$ 9,783	8.00%	$ 12,222	10.00%
Tier 1 Capital (to risk weighted assets)	17,011	13.91%	4,892	4.00%	7,335	6.00%
Tier 1 Capital (to average assets)	17,011	10.29%	4,892	4.00%	6,112	5.00%
As of December 31, 2000:						
Total Capital (to risk weighted assets)	$ 18,971	15.63%	$ 9,710	8.00%	$ 12,138	10.00%
Tier 1 Capital (to risk weighted assets)	16,830	13.86%	4,855	4.00%	7,283	6.00%
Tier 1 Capital (to average assets)	16,830	10.48%	6,424	4.00%	8,030	5.00%

The Bank is also subject to limits on dividend payments. The Bank may pay dividends only out of undivided profits. The Bank is prohibited from paying a dividend if i) surplus is less than 50% of its paid-in capital stock, or ii) insolvency or when payment of a dividend would render it insolvent or be contrary to its Articles of Incorporation. Additionally, there are statutory provisions regarding the ascertainment of undivided profits from which dividends may be paid, and banking regulators may restrict or prohibit the payment of dividends by banks which have been found to have inadequate capital.

Payment of dividends by the Bank to the Company is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In connection with the 3-for-2 stock split accounted for as a 50 percent dividend on January 21, 2000, in lieu of fractional shares, the Bank repurchased and retired 75 shares of its common stock.

M. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

Cash and Cash Equivalents - Carrying amount is a reasonable estimate of fair value.

Securities – Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate, mortgage loans, consumer, commercial, financial and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair value of demand and passbook savings accounts is the amount payable on demand at December 31, 2001 and 2000. The fair value of fixed-maturity certificate accounts is estimated using the present value of the projected cash flows using rates currently offered for similar deposits with similar maturities.

Borrowed Funds - The fair value of borrowed funds due within one year is the amount payable at the reporting date. The fair value of long-term borrowed funds is estimated by discounting the future cash flows using the current rates at which similar borrowed funds could be obtained with similar credit ratings and for the same remaining maturities.

Commitments to Extend Credit - The actual committed amount for mortgage loan originations and for unused lines of credit is considered a reasonable estimate of fair value.

	December 31, 2001		December 31, 2000	
(Dollars In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 9,815	$ 9,815	$ 15,599	$ 15,599
Investment securities	30,326	30,358	31,044	31,058
Loans, net	120,380	125,018	112,805	113,315
Financial Liabilities :				
Deposits	135,383	136,219	135,146	135,162
Long term debt	12,353	12,896	11,895	11,344
Unrecognized Financial Instruments:				
Commitments to extend credit		16,279		24,875
Standby letters of credit		110		135

N. RELATED PARTY TRANSACTIONS

The Bank has, and expects to have in the future, banking transactions in the ordinary course of business with several of its directors, officers and their associates on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with others in the normal course of business. Those transactions do not involve more than the normal risk of collectibility nor do they present any unfavorable features. The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was approximately $1,711,000 and $1,172,000, respectively. During 2001, new loans to such related parties totaled approximately $734,000 and repayments were approximately $53,000.

O. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial information pertaining only to the Company at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and for the period September 1, 1999 to December 31, 1999, is as follows:

	2001	2000
Assets		
Cash	$ 504,119	$ 40,704
Investment in subsidiary	17,246,114	17,538,809
Other assets	191,409	195,034
Total assets	$ 17,941,642	$ 17,774,547
Liabilities and Shareholders' Equity		
Accrued expenses and other liabilities	$ 88,298	$ 68,298
Shareholders' equity	17,853,344	17,706,249
Total liabilities and shareholders' equity	$ 17,941,642	$ 17,774,547

	2001	2000	1999
Condensed Statement of Income			
Dividends from Bank subsidiary	$ 850,179	$ 503,846	$ 239,072
Other income	3,764		
Total income	853,943	503,846	239,072
Other expenses	144,113	229,660	3,417
Income before income taxes and equity in undistributed net income of subsidiary	709,830	274,186	235,655
Equity in undistributed earnings of Bank subsidiary	310,063	570,411	94,928
Income tax (expense) benefit	(113,200)	57,661	
Net income	$ 906,693	$ 902,258	$ 330,583

Statement of Cash Flows	2001	2000	1999
Operating activities -			
Net income	$ 906,693	$ 902,258	$ 330,583
Income tax expense	410,124	(57,661)	
Adjustments to reconcile net cash provided by operations: (Increase) decrease in other assets	(23,223)	29,447	(167,291)
Increase in other liabilities	20,000	5,684	62,614
Net cash provided by operating activities	1,313,594	879,728	225,906
Investing activities - Undistributed earnings in subsidiary	(576,987)	(570,411)	(94,928)
Financing activities - Cash dividends	(273,192)	(273,192)	(125,224)
Repurchase and retirement of common stock		(1,175)	
Cash used in financing activities	(273,192)	(274,367)	(125,224)
Increase in cash	**$ 463,415**	**$ 34,950**	**$ 5,754**
Cash, beginning of period	**$ 40,704**	**$ 5,754**	**$**
Cash, end of period	**$ 504,119**	**$ 40,704**	**$ 5,754**

N. QUARTERLY FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(In thousands, except per share) Total interest and dividend income	$ 3,083	$ 2,903	$ 2,822	$ 2,891
Total Interest Expense	1,136	1,162	1,062	987
NET INTEREST INCOME	1,947	1,741	1,760	1,904
Provision for Loans	134	138	147	192
Net interest income after provision for loan losses	1,813	1,603	1,613	1,712
Non-interest income	385	573	458	402
Non-interest expense	1,909	1,946	1,725	1,789
Income before taxes	289	230	346	325
Income tax expense	59	68	89	67
NET INCOME	$ 230	$ 162	$ 257	$ 258
Net earnings per share-basic and diluted	0.27	0.19	0.30	0.30
Weighted average shares outstanding	853,725	853,725	853,725	853,725

Year Ended December 31, 2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest and dividend income	$ 3,019	$ 3,037	$ 3,012	$ 2,943
Total Interest Expense	958	998	1,056	1,105
NET INTEREST INCOME	2,061	2,039	1,956	1,838
Provision for Loans	76	133	134	284
Net interest income after provision for loan losses	1,985	1,906	1,822	1,554
Non-interest income	341	378	359	521
Non-interest expense	1,849	2,007	1,775	2,019
Income before taxes	477	277	406	56
Income tax expense	155	27	123	9
NET INCOME	$ 322	$ 250	$ 283	$ 47
Net earnings per share-basic and diluted	038	0.29	0.33	0.06
Weighted average shares outstanding	853,748	853,725	853,725	853,725

M&F BANCORP, INC.

BOARD OF DIRECTORS

Benjamin S. Ruffin
Chairman
M&F Bancorp, Inc.
Durham, NC

Joseph M. Sansom
Vice Chairman
M&F Bancorp, Inc.
Durham, NC

Lee Johnson, Jr.
President & CEO
M&F Bancorp, Inc.
Durham, N.C.

Genevia Gee Fulbright
Vice President
Fulbright & Fulbright, CPA, PA
Durham, NC

Maceo K. Sloan
Chairman, President and CEO
Sloan Financial Group, Inc.
Durham, N.C.

Aaron L. Spaulding
Founder, President and CEO
Galaxy Travel Group, Inc.
Durham, NC

OFFICERS

Lee Johnson, Jr.
President & CEO
M&F Bancorp, Inc.
Durham, N.C.

E. Elaine Small
Vice President
Asst. Corporate Secretary
M&F Bancorp, Inc.
Durham, NC

Fohliette W. Becote
Secretary/Treasurer
M&F Bancorp, Inc.
Durham, NC

COMMITTEES

Audit Committee
Genevia Gee Fulbright, Chairman
Maceo K. Sloan, Secretary
Benjamin S. Ruffin
Joseph M. Sansom

Strategic Issues Committee
Maceo K. Sloan, Chairman
E. Elaine Small, Secretary
Fohliette W. Becote
Genevia Gee Fulbright
W. Donald Harrington
Lee Johnson, Jr.
Benjamin S. Ruffin
Joseph M. Sansom
Harold G. Sellars

General Counsel
William A. Marsh, Jr.

Special Counsel
Brooks, Pierce, McLendon,
Humphrey & Leonard, LLP

Womble, Carlyle, Sandridge & Rice, LLP

MECHANICS AND FARMERS BANK

BOARD OF DIRECTORS

Benjamin S. Ruffin*
Chairman, Board of Directors
Mechanics and Farmers Bank
President
The Ruffin Group
Winston-Salem, N.C.

Aaron L. Spaulding*
Vice Chairman, Board of Directors
Mechanics and Farmers Bank
Founder, President and CEO
Galaxy Travel Group, Inc.
Durham, N.C.

Lee Johnson, Jr.*
President and CEO
Mechanics and Farmers Bank
Durham, N.C.

Genevia Gee Fulbright, CPA
Vice President
Fulbright & Fulbright, CPA, PA
Durham, N.C.

Cedric L. Russell
Funeral Director &
General Manager
Russell Funeral Home
Winston-Salem, NC

Joseph M. Sansom*
Retired Assistant to State Treasurer
Department of State Treasurer
Raleigh, N.C.

John C. Scarborough III
Mortician, Scarborough and Hargett
Funeral Home
Durham, N.C.

Maceo K. Sloan*
Chairman, President and CEO
Sloan Financial Group, Inc.
Durham, N.C.

Walter S. Tucker
Retired Executive Vice President/
City Executive
Winston-Salem, N.C.

*Executive Committee

Directors Emeriti
William J. Kennedy III
Lem Long, Jr.
John W. Winters

CORPORATE OFFICERS

Lee Johnson, Jr.
President and CEO

E. Elaine Small
Executive Vice President -
Operations Group Executive

Fohliette W. Becote
Chief Financial Officer
Senior Vice President –
Finance Group Executive,
Corporate Secretary

W. Donald Harrington
Senior Vice President -
Credit Group Executive

Harold G. Sellars
Senior Vice President –
Banking Group Executive

James E. Sansom
Senior Vice President and
Senior Lending Officer

Evelyn Acree
Senior Vice President –
City Executive, Winston-Salem

Stanley Green, Jr.
Senior Vice President –
City Executive, Raleigh and Security
Officer

Jacque Johnson, Jr.
Senior Vice President –
City Executive, Charlotte

Julia V. Banks
Vice President –
Branch Operations Support

Helen L. Chavious
Vice President-
Loan Review Officer
Assistant Corporate Secretary

Brendalyn Alexander
Assistant Vice President-
Manager and Assistant
Corporate Secretary, Raleigh
Hargett Street Branch,
Raleigh

BANKING OFFICERS

Anne DeLoatch
Senior Banking Center
Service Manager
Durham

Tanya Dial-Bethune
Manager and Assistant Security Officer,
Charlotte

Julie Farrington
Sales Executive, Customer Relations
Manager
Chapel Hill Blvd. Branch,
Durham

Nathan Farrior
Senior Sales Executive
Durham

Lucera B. Parker
Marketing Director

Sheila Winston-Graves
Operations Manager-Loan
Officer, Rock Quarry Road
Branch, Raleigh

INTERNAL AUDIT

Anthony C. Powell
Audit and Risk Manager

Jimmie D. Cook
Senior Auditor and EDP Security Officer

Valerie D. Quiett
Compliance Officer

COMMITTEES

Asset Liability Committee
Aaron L. Spaulding, Chairman
Fohliette W. Becote, Secretary
W. Donald Harrington
Lee Johnson, Jr.
Harold G. Sellars
Maceo K. Sloan
E. Elaine Small
William J. Pickens

Compensation Committee
Benjamin S. Ruffin, Chairman
Joseph M. Sansom, Secretary
Genevia Gee Fulbright
William J. Kennedy III
Lem Long, Jr.

EDP and Technology Committee
Joseph M. Sansom, Chairman
E. Elaine Small, Secretary
Julia V. Banks
Joseph Ellerbee
W. Donald Harrington
Lee Johnson, Jr.
Alice Lyon
William J. Pickens
Anthony C. Powell
Harold G. Sellars
Walter S. Tucker

Loan Review Committee
W. Donald Harrington, Chairman
James Sansom, Vice Chairman
Helen Chavious, Secretary
Evelyn Acree
Nathan Farrior
Stanley Green, Jr.
Jacque Johnson, Jr.
Lee Johnson, Jr.
William J. Pickens

Marketing & Advertising Committee
Benjamin J. Ruffin, Chairman
Lucera B. Parker, Secretary
Fohliette W. Becote
W. Donald Harrington
Lee Johnson, Jr.
William J. Pickens
Cedric L. Russell
Harold G. Sellars
E. Elaine Small
Aaron L. Spaulding
Walter S. Tucker

Personnel Committee
Genevia Gee Fulbright, Chairman
Fohliette W. Becote, Secretary
W. Donald Harrington
Lee Johnson, Jr.
J. C. Scarborough III
Harold G. Sellars
E. Elaine Small
Aaron L. Spaulding

CITY ADVISORY BOARDS

Durham
Genevia Gee Fulbright, Chairman
Nathan Farrior, Secretary
Harold G. Sellars
Ralph M. Bullock
Fredrick A. Davis
Ruth Ledesma
Moses L. Best, Jr.
Ostine Swan
H. James Williams

Charlotte
Lem Long, Jr., Chairman
Jacque Johnson, Jr., Secretary
Harold G. Sellars
Walter S. Tucker
Jewett L. Walker
Anthony V. Hunt
Edward J. High
Julius C. Cousar

Raleigh
Joseph M. Sansom, Chairman
Stanley Green, Secretary
Harold G. Sellars
Hortense A. Francis
Dumas A. Harshaw, Jr.
Lorraine G. Stephens
Michelle H. Keaton-Barrows
Ned A. Harris

Winston-Salem
Benjamin S. Ruffin, Chairman
Evelyn Acree, Secretary
Harold G. Sellars
Cedric L. Russell
Serenus T. Churn, Sr.
Gwen M. Allen
John M. Berry
Eugenia L. Parent
Michael A. Grace

M&F Bancorp, Inc.

2634 Chapel Hill Blvd.

P.O. Box 1932

Durham, NC 27702

919.683.1521

Fax 919. 687.7821

www.mfbonline.com

M&F Bancorp, Inc.